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OMB Number           3235-0145

Expires:     November 30, 2002

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

GOLD CITY INDUSTRIES LTD.

 (Name of Issuer)

COMMON STOCK, no par value

(Title of Class of Securities)

380560 10 2

(CUSIP Number)

Melvin W. Smale

33344 Hodson Place,  Mission, BC V2V 6J6 Tel: (604) 826-4842

Canada

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2002

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ( )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act  (however, see the Notes).

PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

CUSIP No. 380560 1- 2

1.  Name of Reporting Persons: Melvin W. Smale

    IRS ID # of above persons (entities only): ________________________

2.  Check Appropriate Box If a Member of a Group (See Instructions):

     (a)  [  ]  ______________________________________________________

     (b)  [  ]  ______________________________________________________

3.  SEC Use Only: ____________________________________________________

4.  Source of Funds (See Instructions): PF

5.  Check If Disclosure of Legal Proceedings Is Required Pursuant to

    Items 2(d) or 2(e)                                            [  ]

6.  Citizenship or Place of Organization: Canada

7.  Sole Voting Power: 1,979,023

               (Number of Shares Beneficially Owned by Each Reporting Person)

8.  Shared Voting Power: -0-

               (Number of Shares Beneficially Owned by Each Reporting Person)

9.  Sole Dispositive Power: 1,979,023

               (Number of Shares Beneficially Owned by Each Reporting Person)

10. Shared Dispositive Power: -0-

               (Number of Shares Beneficially Owned by Each Reporting Person)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,979,023(1)

(1)

12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain

     Shares (See Instructions)                                      [  ]

13.  Percent of Class Represented by Amount in Row (11): 8.5%

1.

Type of Reporting Person (See Instructions): IN

---------------------------------

(1) Includes 1,701,023 shares owned directly by Melvin Smale, 250,000 stock options granted to Melvin Smale and 28,000 shares issuable upon the exercise of share purchase warrants by Melvin Smale.

Item 1. Security and Issuer

This statement relates to the common stock, no par value (the “Common Stock”), of Gold City Industries Ltd. (the “Company”), whose offices are located at 580 Hornby Street, Suite 550, Vancouver, British Columbia V6C 3B6 CANADA.

Item 2. Identity and Background

(a)

Melvin W. Smale

(b)

33344 Hodson Place, Mission, BC V2V 6J6 CANADA

(c)

Retired businessman and Director, Gold City Industries Ltd., 580 Hornby Street, Suite 550, Vancouver, British Columbia V6C 3B6 CANADA

(d)

I, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

I, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgement, decree or final order enjoining future violations, or prohibiting mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Canada

Item 3. Source and Amount of Funds or Other Consideration

The securities were purchased over a period of several years in the open market or through private placements with Gold City Industries Ltd. with personal funds.

Item 4. Purpose of Transaction

The purpose of the transactions is to acquire shares for investment purposes.

Item 5. Interest in Securities of the Issuer

(a)

Amount beneficially owned: 1,979,023, Percent of class: 8.5%

(b)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: 1,979,023

(ii)

Shared power to vote or to direct the vote: -0-

(iii)

Sole power to dispose or to direct the disposition of: 1,979,023

(iv)

Shared power to dispose or to direct the disposition of: -0-.

(c)

The following transactions took place within the past sixty days.   No transactions in the past sixty days.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a stock option agreement with Gold City Industries Ltd. dated April 11, 2000, Mr. Smale, as a Director of the Company, was granted a stock option to purchase 100,000 common shares at an exercise price of $0.36 per share, with an expiry date of April 11, 2005.

Pursuant to a stock option agreement with Gold City Industries Ltd. dated May 6, 2002, Mr. Smale, as a Director of the Company, was granted a stock option to purchase 150,000 common shares at an exercise price of $0.15 per share, with an expiry date of  May 6, 2007.

Pursuant to a private placement with Gold City Industries Ltd. dated March 26, 2002, Mr. Smale holds 28,000 share purchase warrants entitling him to purchase 28,000 common shares at an exercise price of $0.18 per share, with an expiry date of April 29, 2003.

Item 7. Material to Be Filed as Exhibits

Exhibit 7.1 – Stock Option Agreement between Gold City Industries Ltd. and Melvin W. Smale dated April 11, 2000, whereby Mr. Smale is granted an option to purchase 100,000 common shares of Gold City Industries Ltd. at an exercise price of $0.36 per share, with an expiry date of April 11, 2005.

Exhibit 7.2 – Stock Option Agreement between Gold City Industries Ltd. and Melvin W. Smale dated May 6, 2002, whereby Mr. Smale is granted an option to purchase 150,000 common shares of Gold City Industries Ltd. at an exercise price of $0.15 per share, with an expiry date of May 6, 2007.

Exhibit 7.3 – Share Purchase Warrant Agreement entitling Mr. Smale to purchase 28,000 common shares of Gold City Industries Ltd. at an exercise price of $0.18 per share, with an expiry date of April 29, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2002

Date

/s/ Melvin Smale

Signature

Melvin W. Smale

Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)